UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of February 2022

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1Stock Exchange announcement dated 1 February 2021 entitled ‘Total voting rights and issued capital’
99.2Stock Exchange announcement dated 1 February 2021 entitled ‘Rio Tinto releases external review of workplace culture’
99.3Stock Exchange announcement dated 2 February 2021 entitled ‘Rio Tinto notes ERA update on Ranger mine’
99.4Media release dated 14 February 2021 entitled ‘DOE backs Rio Tinto led team to explore carbon storage at Tamarack’
99.5Media release dated 14 February 2021 entitled ‘Yinhawangka people and Rio Tinto agree new social, cultural heritage plan’
99.6Media release dated 20 February 2021 entitled ‘Tasmania and Rio Tinto partner for a strong and sustainable future at Bell Bay’
99.7Stock Exchange announcement dated 23 February 2021 entitled ‘Our approach to climate change 2021’
99.8Stock Exchange announcement dated 23 February 2021 entitled ‘Notification of dividend / distribution’
99.9Stock Exchange announcement dated 23 February 2021 entitled ‘Changes to Ore Reserves and Mineral Resources
99.10Stock Exchange announcement dated 23 February 2021 entitled ‘Rio Tinto updates Ore Reserves and Mineral Resources at Jadar’
99.11Stock Exchange announcement dated 23 February 2021 entitled ‘Changes to Rio Tinto Aluminium (RTA) Pacific Operations Ore Reserve and Mineral Resource Estimates for Weipa’
99.12Stock Exchange announcement dated 23 February 2021 entitled ‘Rio Tinto reports first Indicated Mineral Resource and 40% increase in contained copper at Winu project’
99.13Stock Exchange announcement dated 28 February 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.14Stock Exchange announcement dated 28 February 2021 entitled ‘Requisitioned resolution withdrawn’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 March 2022	Date	1 March 2022